November 25, 2024

Marc Angell
Chief Executive Officer
Marquie Group, Inc.
7901 4th Street North, Suite 4887
St. Petersburg, FL 33702

       Re: Marquie Group, Inc.
           Amendment No. 3 to Registration Statement on Form S-1
           Filed November 15, 2024
           File No. 333-282485
Dear Marc Angell:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 13, 2024 letter.

Amendment No. 3 to Registration Statement on Form S-1
Summary of Equity Commitment Agreement, page 28

1. We note your response to prior comment 3. Please revise to include the term of the
       Equity Commitment Agreement, as well as the material risks of an investment in the company and in the offering, including the dilutive effect of the formula or pricing mechanism on the company's share price and the possibility that the company may not have access to the full amount available to it under the equity line. Please also disclose the material market making activities of the investor, including any short selling of the company's securities or other hedging activities that the investor may or has engaged in, including prior to entering into the agreement and prior to the receipt of any shares pursuant to the terms of the agreement and review decision, and how the investor
 November 25, 2024
Page 2

      intends to distribute the securities it owns or will acquire.
       Please contact Marion Graham at 202-551-6521 or Jeff Kauten at 202-551-3447 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:   Jeff Turner